

Mail Stop 4631

November 24, 2009

**<u>via U.S. mail and facsimile</u>**

Robert T. Brady, Chief Executive Officer
Moog, Inc.
PO Box 18
East Aurora, New York 14052-0018

        RE:    Moog, Inc.
               Form 10-K for the Fiscal Year Ended September 27, 2008
               Filed November 28, 2008
               Proxy Statement
               Filed December 10, 2008
               File No. 1-05129

Dear Mr. Brady:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Terence O'Brien
                       Accounting Branch Chief